April 20, 2012

VIA OVERNIGHT COURIER AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 17, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed February 7, 2012
File No. 000-25137

Dear Ms. Collins:

We have received your letter of April 13, 2012, conveying comments of the staff of the Securities and Exchange Commission (“Commission”) regarding the Quarterly Report on Form 10-Q filed by Concur Technologies, Inc. (“Company” or “Registrant”) for the quarterly period ended December 31, 2011. Responses to your comments are provided below on behalf of the Company. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 7. Intangible Assets, page 9

1.	We note your response to prior comment 1. Please tell us what consideration you have given to disclosing the terms of the contracts acquired and providing information that will enable users of the financial statements to assess the extent to which the expected future cash flows associated with this asset are affected by your ability to renew the contracts, as well as other significant factors that will impact the expected future cash flows. We refer you to the provisions of ASC 350-30-50-4. Please provide us with your proposed disclosures.

Response:

In preparing the Company’s financial statements for the quarterly period ended December 31, 2011, we considered the relevant accounting guidance in relation to the disclosure of acquired intangible assets. In the interest of providing further disclosure regarding the acquired intangible asset, we plan to provide the following disclosure in Note 7 to the Company’s financial statements for the quarterly period ended March 31, 2012, and in appropriate future filings:

“During the first quarter of 2012, we acquired intangible assets and accounted for them as acquisition of assets because the acquired assets did not constitute a business according to the definition of a business under ASC Topic 805, Business Combinations. We recorded the total acquisition costs, including cash payments for the acquired assets and the related transaction costs, of $67.3 million as an intangible asset. This amount has been assigned to customer relationships, because the intangible asset consists of a large number of customer contracts for our travel and expense management services that were previously resold to small-to-medium sized businesses by ADP, Inc. under a reseller agreement between us and ADP, Inc. These customer contracts typically have initial terms of one year or less with automatic renewal, subject to the right of either party to terminate the contract with prior written notice. The acquired intangible asset has an estimated useful life of 9 years, based primarily on our analysis of the historical attrition data for the underlying customer contracts over the past 12 years.”

Securities and Exchange Commission

April 20, 2012

In addition, we will consider enhancing our disclosure in our future filings to provide an appropriate level of detail in light of the intangible assets acquired in the relevant period.

* * *

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Francis J. Pelzer V, our Chief Financial Officer, at (425) 895-5335, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele

Kyle R. Sugamele
Chief Legal Officer

cc:	Francis J. Pelzer V, Concur Technologies, Inc.

Horace Nash, Fenwick & West LLP

Gary Homsley, Grant Thornton LLP